Free Writing Prospectus	Filed Pursuant to Rule 433(d) Registration Statement No. 333-216521

TERM SHEET

Dated June 5, 2018

Issuer:	Japan International Cooperation Agency (JICA)

Security:	3.375% Guaranteed Bonds due June 12, 2028

Expected Rating:	S&P: A+/positive outlook

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time

Guarantee:	Payments of principal and interest are unconditionally and irrevocably guaranteed by Japan

Ranking:	Senior unsecured

Currency / Principal Amount:	U.S.$500,000,000

Denomination:	U.S.$200,000 x U.S.$2,000

Pricing Date:	June 5, 2018

Settlement Date:	June 12, 2018

Maturity Date:	June 12, 2028

Coupon:	3.375% (Semi-annual, 30/360)

Interest Payment Dates:	June 12 and December 12 of each year, commencing December 12, 2018 and ending June 12, 2028

Redemption after the Occurrence of a Tax Event:	JICA may redeem all, but not less than all, of the bonds in the event of certain changes relating to Japanese taxation at 100% of the principal amount thereof plus accrued interest thereon and any additional amounts JICA is required to pay, as described in the prospectus

Price to Public:	100%, plus accrued interest, if any, from June 12, 2018

Underwriting Discount:	0.175%

Proceeds, before Expenses, to JICA:	99.825%, plus accrued interest, if any, from June 12, 2018

Benchmark U.S. Treasury:	2.875% due May 15, 2028

Benchmark Yield:	2.906%

Spread:	46.9 bps

Yield to Investors:	3.375%

Joint Lead Managers:	Barclays Bank PLC
Citigroup Global Markets Inc.
Daiwa Capital Markets Europe Limited

HSBC Bank plc

Format:	SEC-Registered

Clearing Systems:	Euroclear and Clearstream (international global bond held at the common depositary); DTC (DTC global bond)

International Global Bond ISIN:	XS1824245952

International Global Bond Common Code:	182424595

DTC Global Bond ISIN:	US47109LAC81

DTC Global Bond Common Code:	182540374

DTC Global Bond CUSIP:	47109L AC8

Use of Proceeds:	The net proceeds of the issue of the bonds will be allocated to JICA’s Finance and Investment Account dedicated to its ODA Loans and Private Sector Investment Finance activities. An amount equal to part or all of such net proceeds may be allocated to investments in one or more “Eligible Projects”. “Eligible Projects” means projects selected under the Development Cooperation Charter, which was endorsed by the Japanese government in 2015 with the aim to proactively contribute to peace, stability and prosperity in the international community. Through each Eligible Project, JICA strives to promote socio-economic development of developing countries and address challenges to Sustainable Development Goals (SDGs) adopted at the UN Sustainable Development Summit, with a particular focus on the below ten goals: zero hunger (Goal 2), health (Goal 3), education (Goal 4), water and sanitation (Goal 6), energy (Goal 7), economic growth (Goal 8), industry and infrastructure (Goal 9), sustainable cities (Goal 11), climate actions (Goal 13), and forests and biodiversity (Goal 15).

Governing Law:	The State of New York

Listing:	Expected on Singapore Exchange Securities Trading Limited

You can access JICA’s most recent prospectus satisfying the requirements of Section  10 of the United States Securities Act of 1933, as amended, at the following website:

https://www.sec.gov/Archives/edgar/data/1679198/000119312518182415/d556273d424b5.htm

Each purchaser of the bonds offered hereby will be deemed to have represented that it is a person who falls into the category of (i) or (ii) as set forth on page [S-3] of the foregoing prospectus supplement.

JICA has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents JICA has filed with the SEC for more complete information about JICA and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JICA, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC, c/o Broadridge Financial Solutions, toll-free from the United States at 1-888-603-5847, Citigroup Global Markets Inc. toll-free from the United States at +1 (800) 831-9146, Daiwa Capital Markets Europe Limited at +44-20-7597-8000, or HSBC Bank plc at +44-20-7991-8888.